Bluemount Holdings Limited Announces Pricing of $5.5 Million Initial Public Offering

Hong Kong – July 10, 2025 – Bluemount Holdings Limited (Nadsaq: BMHL) (“Bluemount” or the “Company”), a Hong Kong-based consulting and advisory and financial services provider, as well as trader of commodities such as luxury timepieces, today announced the pricing of its underwritten initial public offering (the “Offering”) of 1,375,000 Class B Ordinary Shares at a public offering price of $4.00 per share, for aggregate gross proceeds of approximately $5.5 million, prior to deducting underwriting discounts and other offering expenses.

In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 206,250 Class B Ordinary Shares at the public offering price per share to cover over-allotments, if any. The offering is expected to close on or about July 14, 2025, subject to satisfaction of customary closing conditions.

All of the Class B Ordinary Shares are being offered by Bluemount Holdings Limited. The Company intends to use net proceeds received from this offering for: (i) expansion of trading of watch business, (ii) acquisition of financial and investment related companies, with a focus on brokerage firms and/or asset management companies to enhance our trading capabilities and bolster our market footprint, and (iii)  general working capital needs.

The Class B Ordinary Shares are expected to begin trading on Nasdaq under the symbol “BMHL” on July 11, 2025.

Dominari Securities LLC acted as the representative of the underwriters, and Pacific Century Securities, LLC and Revere Securities LLC acted as co-underwriters to the Offering. Loeb & Loeb LLP acted as legal counsel to the Company and VCL Law LLP acted as legal counsel to the underwriters for the Offering.

A registration statement on Form F-1, as amended (File No. 333-285843), relating to the shares being sold in the Offering was filed with the Securities and Exchange Commission (“SEC”) and was declared effective by the SEC on June 30, 2025. This Offering is being made only by means of a prospectus. A final prospectus relating to the Offering will be filed with the SEC and will be available on the SEC’s website at http://www.sec.gov. Copies of the final prospectus related to the Offering may be obtained, when available, from Dominari Securities LLC, 725 5th Ave, 23rd Floor, New York, NY 10022, Telephone: (212) 393-4500; Email: investmentbanking@dominarisecurities.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the completion and timing of closing of the Offering and the intended use of the proceeds. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “will”, “should”, “can have”, “likely” and other words and terms of similar meaning. Forward-looking statements represent the Company’s current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

About Bluemount Holdings Limited

Bluemount Holdings Limited, through its operating subsidiaries, is a Hong Kong-based consulting and advisory and financial services provider, as well as trader of commodities such as luxury timepieces. For its consulting and advisory services business segment, it provides comprehensive consulting and advisory services on business development strategies to its diverse clientele. Its financial services segment focuses on the provision of (i) underwriting and placing services; (ii) securities dealing and brokerage services; and (iii) asset management services. It also operates a subsidiary that is dedicated to the trading of luxury branded timepieces, where it sources, buys, and sells prestigious timepieces. For more information, visit http://www.bluemount.com and http://www.bluemount-commodities.com.

Investor Relations Contact:

Chan Wan Shan Sandra, CEO

Bluemount Holdings Limited

Room 1007, Capital Centre

151 Gloucester Road, Wan Chai,

Hong Kong

(+852) 2137 2688

Email: investors@bluemount.com